UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3097

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 8

(1)	Names of reporting persons Marc Stad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.8%(2)
(14)	Type of reporting person (see instructions) IN

(1)

Includes (i) 1,565,395 Class A common shares, par value $0.00005 per share (the “Class A Common Shares”) of Arco Platform Limited (the “Company”) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the Company’s 8.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”).

(2)

Based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 3 of 8

(1)	Names of reporting persons Dragoneer Investment Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 11.8%(2)
(14)	Type of reporting person (see instructions) IA, OO

(1)	Includes (i) 1,565,395 Class A Common Shares and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.
(2)

Based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 4 of 8

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 1, 2022, as amended and supplemented by Amendment No. 1 on January 6, 2023, Amendment No. 2 on January 11, 2023, Amendment No. 3 on March 31, 2023 and Amendment No. 4 on May 1, 2023) (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Statement”), with respect to the Class A Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On August 10, 2023, the Company entered into an agreement and plan of merger, dated August 10, 2023 (the “Merger Agreement”), by and among the Company, Achieve Holdings (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and Achieve Merger Sub (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the Closing (A) each common share issued and outstanding immediately prior to the effective time of the Merger, as specified in the Merger Agreement (the “Effective Time”), including any holdback common shares issuable to former shareholders of INCO Limited under the Isaac EPA (as defined in the Merger Agreement), will be cancelled in exchange for the right to receive $14.00 in cash per share without interest (the “Per Share Merger Consideration”), except for (i) common shares beneficially owned by Parent or Merger Sub (including any common shares owned by General Atlantic, Dragoneer Archery (as defined below), the Founders, any of their respective subsidiaries and certain other rollover shareholders, which will be contributed to Parent in exchange for Parent equity immediately prior to the Effective Time) which will be cancelled for no consideration; (ii) common shares owned by the Company or any subsidiary of the Company as treasury shares as of immediately prior to the Effective Time, which shall be cancelled for no consideration; (iii) common shares reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company equity awards, which shall be treated as contemplated by Section 2.04 of the Merger Agreement; and (iv) common shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands; and (B) each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective time shall be converted into one ordinary share, par value $0.00005 per share, of the Surviving Company. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 6 and is incorporated herein by reference.

Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent and the 2028 Convertible Notes will become obligations of Parent. In addition, if the Merger is consummated, the Class A common shares will be delisted from the NASDAQ Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and the Company will be privately held by General Atlantic, Dragoneer Archery, the Founders (collectively, the “Consortium”) and certain other rollover shareholders.

The Consortium anticipates that approximately US$474,585,909 is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Class A common shares not owned by members of the Consortium at a purchase price of US$14.00 per share, or (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

CUSIP No. G04553106	Page 5 of 8

The Transactions contemplated by the Merger Agreement will be funded through (i) cash contributions contemplated by the equity commitment letters, each dated as of August 10, 2023 (the “Equity Commitment Letters”), by and between Parent and each of General Atlantic and DGF II (as defined below), or their respective affiliates; and (ii) the rollover equity contribution from General Atlantic, Dragoneer Archery, the Founders and certain other shareholders of the Company into Parent, as contemplated by the Rollover and Support Agreement.

Under the terms and subject to the conditions of the Equity Commitment Letter by DGF II (the “Dragoneer Equity Commitment Letter”), at the Closing, DGF II is required to provide, or cause to be provided, equity financing to Parent in an amount of US$158,195,303. The information disclosed in this paragraph is qualified in its entirety by reference to the Dragoneer Equity Commitment Letter, a copy of which is filed as Exhibit 7, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, the members of the Consortium and the other shareholders who agreed to roll over their common shares into the Surviving Company (collectively, the “Supporting Shareholders”) and the beneficial owners listed therein entered into a rollover and support agreement dated as of August 10, 2023 (the “Rollover and Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote all common shares owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction). In addition, each Supporting Shareholder agreed that (i) the Class A common shares and Class B common shares held by him, her or it will, be contributed to Parent immediately prior to the Effective Time, and (ii) in consideration for such contribution, Parent will issue to each Supporting Shareholder Class A common shares and Class B common shares, respectively, in Parent. The information in this paragraph is qualified in its entirety by reference to the Rollover and Support Agreement, a copy of which is filed as Exhibit 8, and which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent, Merger Sub, and the other Supporting Shareholders pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Supporting Shareholders with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 9, and which is incorporated herein by reference.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

Arcade OF V Holdings, LLC (“Arcade OF V”) is the direct holder of $80,000,000 in principal amount of the Company’s 2028 Convertible Notes, which are convertible into 2,758,624 Class A Common Shares at the option of the holder. Dragoneer Adviser is the investment adviser to Dragoneer Opportunities Fund V, L.P., which is the sole member of Arcade OF V Holdings, LLC.

Arcade GF II Holdings, LLC (“Arcade GF II”) is the direct holder of $20,000,000 in principal amount of the Company’s 2028 Convertible Notes, which are convertible into 689,656 Class A Common Shares at the option of the holder. Dragoneer Global Fund II, L.P. (“DGF II”) is the sole member of Arcade GF II Holdings, LLC. Dragoneer Adviser is the investment adviser to DGF II.

CUSIP No. G04553106	Page 6 of 8

Archery DF Holdings, LP (“Dragoneer Archery”) directly holds 1,565,395 Class A Common Shares. As general partner of Dragoneer Archery, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of common stock directly held by Dragoneer Archery.

As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A Common Shares (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes). Marc Stad is the sole member of Cardinal DIG CC, LLC and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Shares of the Company (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes).

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in Class A Common Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

By virtue of entering into the Rollover and Support Agreement and the Interim Investors Agreement, the Reporting Persons, General Atlantic and the Founders may be deemed to be members of a “group” with the other Supporting Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the common shares beneficially owned by any other reporting person(s), General Atlantic, the Founders or the other Supporting Shareholders. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A common shares or Class B common shares of the Company that are beneficially owned by any other reporting person(s), General Atlantic, the Founders or the other Supporting Shareholders. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), General Atlantic, the Founders or the other Supporting Shareholders.

Based on the General Atlantic Schedule 13D Amendments, General Atlantic, together with its affiliated funds, beneficially owns 5,827,504 Class A Common Shares including 1,724,138 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes beneficially owned by General Atlantic and 4,103,366 Class A Common Shares. Based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) 1,724,138 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes beneficially owned by General Atlantic, General Atlantic beneficially owns approximately 14.3% of the outstanding Class A Common Shares, as calculated in accordance with Rule 13d-3(d)(1)(i). The General Atlantic Schedule 13D Amendments state that a fund affiliated with General Atlantic, as a shareholder of isaac, acquired 2,919,432 Class A Common Shares in connection with the Company’s acquisition of isaac, which closed on January 2, 2023, in consideration for the shares of isaac owned by that fund. The General Atlantic Schedule 13D Amendments further state that such fund may be entitled to receive up to an additional 121,644 Class A Common Shares that are subject to holdback provisions for a period of eighteen months in connection with the acquisition of isaac by the Company.

Based on Amendment No. 3 to Schedule 13D filed by Oto Brasil de Sá Cavalcante and the other reporting person therein with the SEC on August 14, 2023, Oto Brasil de Sá Cavalcante and the other reporting person beneficially own 19,103,363 Class B Common Shares, which represents approximately 32.9% of the Class A Common Shares reported to be outstanding based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) 19,103,363 Class A Common Shares issuable upon conversion of the Class B Common Shares, approximately 69.7% of the total number of outstanding Class B Common Shares and voting power of approximately 61.0%. The percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class. Each Class B Common Share may be converted into one Class A Common Share at the option of the holder.

CUSIP No. G04553106	Page 7 of 8

Based on Amendment No. 4 to Schedule 13D filed by Ari de Sá Cavalcante Neto and the other reporting person therein with the SEC on August 14, 2023, Ari de Sá Cavalcante Neto and the other reporting person therein beneficially own 409,565 Class A Common Shares and 8,297,485 Class B Common Shares, which represent approximately 18.4% of the total number of Class A Common Shares based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) 8,297,485 Class A Common Shares issuable upon conversion of the Class B Common Shares, approximately 30.3% of Class B Common Shares outstanding and voting power of approximately 26.6%. The percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class. Each Class B Common Share may be converted into one Class A Common Share at the option of the holder.

Accordingly, in the aggregate, the Reporting Persons, General Atlantic, the Founders and the other Supporting Shareholders may be deemed to beneficially own 46,282,969 Class A common shares, comprised of an aggregate of 13,709,703 Class A common shares, 5,172,418 Class A common shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 Class A common shares issuable on conversion of Class B common shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 64.7% of the total number of Class A common shares based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) an aggregate of 32,573,266 Class A common shares issuable on conversion of all the 2028 Convertible Notes and all the Class B common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Transactions, the Reporting Persons expect that the Cash Settled Swap will be terminated.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed)

Exhibit 2:	Joint Bidding Agreement entered into by and among the Bidding Group, dated November 30th, 2022 (previously filed)

Exhibit 3:	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30th, 2022 (previously filed)

Exhibit 4:	Non-Binding Indication of Interest to the Special Committee of Arco Platform Limited, dated April 30, 2023(previously filed)

Exhibit 5:	Amendment of Joint Bidding Agreement, dated April 30, 2023 (previously filed)

Exhibit 6:	Merger Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on August 11, 2023).

Exhibit 7:	Dragoneer Equity Commitment Letter, dated August 10, 2023.

Exhibit 8:	Rollover and Support Agreement, dated August 10, 2023.

Exhibit 9:	Interim Investors Agreement, dated August 10, 2023.

CUSIP No. G04553106	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: August 14, 2023

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Marc Stad
Name: Marc Stad Title: Sole Member